Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Nine Months Ended September 30, 2016	Years Ended December 31,
	(Unaudited)	2015	2014	2013	2012	2011
Earnings
Income before income taxes	$1,892	$2,307	$2,057	$1,973	$1,696	$1,404
Interest expense	141	163	165	167	181	199
Portion of rents representative of the interest factor	108	127	131	134	139	143
	$2,141	$2,597	$2,353	$2,274	$2,016	$1,746
Fixed Charges
Interest expense	$141	$163	$165	$167	$181	$199
Portion of rents representative of the interest factor	108	127	131	134	139	143
	$249	$290	$296	$301	$320	$342
Ratio of Earnings to Fixed Charges	8.6	9.0	7.9	7.6	6.3	5.1